EXHIBIT 12.1

	Three Months Ended September 30,				Nine Months Ended September 30,
	2003		2002		2003		2002
DETERMINATION OF RATIO OF EARNINGS TO FIXED CHARGES
Income before provision for income taxes	$1,735		$1,971		$8,313		$7,654
Fixed charges
Amortization of deferred financing costs	270		270		809		809
Interest expense	4,354		4,456		13,034		13,579

Earnings before fixed charges	6,359		6,697		22,156		22,042
Fixed charges
Amortization of deferred financing costs	270		270		809		809
Interest expense	4,354		4,456		13,034		13,579

Total fixed charges	$4,624		$4,726		$13,843		$14,388

Ratio of earnings to fixed charges	1.38	X	1.42	X	1.60	X	1.53	X